Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES CMS COVERAGE FOR INSIGHTEC’S MR-GUIDED
FOCUSED ULTRASOUND TREATMENT FOR ESSENTIAL TREMOR EXPAND TO
ADDITIONAL STATES

Tel Aviv, Israel, June 4, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today (further to the information in the Company’s Form 20-F for the fiscal year ended December 31, 2017, under Item 4.B (the caption “Insurance coverage”)), that Insightec Ltd. (“Insightec”) informed that CMS benefit coverage will be available to patients in U.S. for MR-guided focused ultrasound (“MRgFUS”) for the treatment of essential tremor in six more states starting from July 1, 2018.

Currently, MRgFUS for the treatment of essential tremor is covered by National Government Services (NGS) CMS in 10 states: Connecticut, Maine, New Hampshire, Rhode Island, Vermont, New York, Massachusetts, Illinois, Wisconsin and Minnesota. Effective July 1, 2018, Wisconsin Provider Services (WPSIC) CMS will begin providing coverage in Indiana, Iowa, Kansas, Nebraska, Michigan, and Missouri.

Additional Medicare Administrative Contractors (“MAC”) for 22 other states have issued positive Draft Local Coverage Determination (“LCD”) with potential to further expand CMS coverage to a total of thirty-eight states.

The pending coverage for these local MAC’s include Alabama, Alaska, Arizona, Georgia, California, Hawaii, Idaho, Kentucky, Montana, Nevada, North Carolina, North Dakota, Ohio, Oregon, South Carolina, South Dakota, Tennessee, Utah, Virginia, Washington, West Virginia and Wyoming. The status of these LCDs is available on the Medicare Coverage Database on the Centers for Medicare and Medicaid Services (CMS) website.

At this stage, Insightec is unable to assess the impact of the CMS recommendation on its business.

The Company holds approximately 89% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (58% on a fully diluted basis) which, in turn, holds approximately 22% of the share capital in Insightec (19% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in InSightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2017, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com